Gregory Harrington +1 202.942.5082 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

October 2, 2012

Ms. Brittany Ebbertt

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012, File No. 001-14014

Dear Ms. Ebbertt:

Reference is made to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated September 28, 2012 and signed by Ms. Suzanne Hayes (Assistant Director) regarding the above-referenced filing of Credicorp Ltd. (“Credicorp”). As we discussed during our telephone conversation today, Credicorp believes that it will be in a position to provide a written response to each point in the Staff’s letter by October 30, 2012.

Please do not hesitate to contact me at (202) 942-5082 if you have any questions or comments.

Sincerely,

/s/ Gregory Harrington
Gregory Harrington

cc:	Mr. Alvaro Correa Credicorp Ltd.

Ms. Suzanne Hayes

U.S. Securities and Exchange Commission